PARSONS/BURNETT, LLP

Attorneys

www.pblaw.biz

James B. Parsons

Robert J. Burnett

Admitted in Wa., Or. & CNMI

Admitted in Wa.

jparsons@pblaw.biz

rburnett@pblaw.biz

2070 Skyline Tower

505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street

Spokane, Washington, 99201

Bellevue, Washington 98004

Ph: (509) 252-5066

Ph: (425) 451-8036

Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE AND FACSIMILE ONLY

December 10, 2007

H. Christopher Owings

Assistant Director

Dept. of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Grower’s Direct Coffee Company, Inc., (f/k/a Coffee Pacifica, Inc.)

File No. 333-142601

Dear Mr. Owings:

By this letter we are hereby withdrawing our original request for acceleration of the effective date for the SB-2 of Grower’s Direct Coffee Company, Inc. We submitted the original request on December 3, 2007 and therein requested an effective date, for the SB-2, of November 5, 2007.

Please direct any questions regarding this matter directly to me.

Thank you in advance for your courtesies.

Very truly yours.

PARSONS/BURNETT, LLP

/s/ Robert J. Burnett

ROBERT J. BURNETT

RJB:rjb